Kennametal Inc.
1600 Technology Way | Latrobe, PA
Frank P. Simpkins	15650 USA
Vice President & Chief Financial Officer	T 724.539.4617 | F 724. 539.5701
www.kennametal.com
March 11, 2009
Ms. Mary Beth Breslin
Senior Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, DC 20549

Re:	Kennametal Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2008
File No. 001-5318
Filed August 14, 2008
Dear Ms. Breslin:
In response to your February 27, 2009 letter containing comments regarding the above-referenced Exchange Act filing, we have addressed your comments in the following responses. To assist in your review of these responses, we have presented them in the same format as provided in your original letter with our applicable response following each comment.
Attached as Exhibit A to this letter are the representations of Kennametal Inc. requested by the Staff’s letter.
Should you or any member of the Staff have any additional questions or comments regarding our responses or the applicable filing, please feel free to contact Wayne D. Moser, Vice President Finance and Corporate Controller, at 724.539.5347, or me, at 724.539.4617.
Sincerely,
/s/ Frank P. Simpkins
Frank P. Simpkins
Vice President and Chief Financial Officer
/mab

Ms. Mary Beth Breslin
March 11, 2009
Item 7. Management’s Discussion and Analysis, page 11
Overview, page 11
1.	The overview in this section should provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. This should include a discussion of material business opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused, and the actions they are taking in response to them. For example, we note your disclosure that “[r]ising raw material costs, higher transportation costs, record fuel prices and a soft economy...provided considerable headwinds....” In future filings, please expand your disclosure to provide a discussion of what plans are currently in place by management to address such issues. For further guidance on the content and purpose of the “Overview,” see Interpretive Release No. 33-8350 on our website.
Response:
The Company acknowledges this comment and will, in future filings, include in the overview additional discussion of the significant matters management considers when evaluating the Company’s financial condition and operating results. We will continue to identify material trends and uncertainties and will expand our disclosure to provide a discussion of management’s plans to address such issues as applicable.

Ms. Mary Beth Breslin
March 11, 2009
Item 11. Executive Compensation, page 58
Pay Positioning Relative to Market — Benchmarking, page 23
2.	We note your disclosure on page 22 of the definitive proxy statement that you have incorporated by reference that your total compensation is generally targeted at “the median level for similar positions within your industry with the potential for above or below median compensation depending on company and individual performance.” Given that you target a specific percentage of the overall long-term compensation value to individual elements of your compensation packages, please briefly discuss in your applicable future filings how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments under each element of compensation actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels of compensation, please also provide discussion and analysis as to why. Refer to Item 402(b)(2)(xiv) of Regulation S-K.
Response: In future filings, we will expand our disclosure under “Pay Positioning Relative to Market — Benchmarking” to clarify that external market data significantly influences not only total “compensation levels” but also the target range, mix and allocation of each element of compensation in each named executive officer’s compensation package. If there are circumstances in which actual compensation decisions fall outside the targeted range or any named executive officer is compensated at a materially different level than target, we will include additional discussion and analysis of the reasons for the deviation to the extent material and necessary to understand the relevant officer’s compensation.
Base Salary, page 25
3.	We note your disclosure that base salary is set depending on “the executive’s level of responsibility, skills, experience, future potential and individual performance.” In future filings, please describe specifically how these factors were used to make compensation decisions during the applicable periods, discuss how the committee determined the compensation amounts and avoid the use of boilerplate disclosure. If instead compensation decisions were based on the subjective discretion of the committee, please say so clearly and directly, without implying that objective factors were used.

Ms. Mary Beth Breslin
March 11, 2009
Response: In future filings, we will provide more specific disclosure relating to the factors used in the determination of each named executive officer’s base salary for the applicable fiscal year. As we explain on page 22 of the 2008 proxy statement, the opportunity for base salary is defined by the salary grade of the officer’s position. The ranges within those salary grades are broad enough to take in to account factors such as the ones you note above, and those factors are considered when setting an individual’s base salary within the range of the salary grade. We will make clear that “base salary” is determined primarily on an objective basis based upon the officer’s salary grade, that certain subjective factors, such as those you note above, are also considered when relevant, and that, in keeping with our overall “Pay for Performance” philosophy discussed on page 22, annual changes to base salary are based upon the officer’s performance against an annual, individual performance plan and, to a lesser extent, upon Company performance.
4.	In future filings, please include a comprehensive discussion of how you determined each named executive officers’ compensation throughout your Compensation Discussion and Analysis, which should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. This should include explanation of the reasons for the differences in the amounts of compensation awarded to the named executive officers. We refer you to Release 33-8732A, Section II.B.I. For example, we note the disparity between your chief executive officer’s compensation and that of the other named executive officers. In future filings, please provide a more detailed discussion of how and why your chief executive officer’s compensation differs from that of the other named executive officers. See Item 401(b)(2)(vii) of Regulation S-K.
Response: The compensation policies and process for determining the compensation of the chief executive officer (the “CEO”) are substantially the same as for the other executive officers of the Company, except that certain elements and amounts of compensation payable to the CEO are provided for in his employment agreement, as has been disclosed in the Compensation Discussion and Analysis (the “CD&A”) and elsewhere in the proxy statement. Given that the CEO has substantially greater responsibilities and in consideration of his expanded role as Chairman of the Board, the amounts of the various elements of the CEO’s compensation have been greater than those of other named executive officers.

Ms. Mary Beth Breslin
March 11, 2009
Although the policies are the same, where there are material differences in the processes or calculation methods followed, we have disclosed and will, in future filings, continue to disclose such differences in the appropriate portions of the CD&A (for example, please see the discussion of 2008 Prime Bonuses beginning on page 27 of the 2008 proxy statement, which sets forth a slightly different method of calculating the Prime Bonus for the CEO than that used for the other named executive officers, and the discussion of the differences between the CEO compensation-setting process and that used for all other executive officers under “Role of the Committee and CEO in Determining Executive Compensation” on page 24).
In response to your comment, in future filings, we will expand upon the disclosure under “How Compensation Decisions Are Made” to clarify that the policies and process for decisions regarding the compensation of the CEO are substantially the same as for the other executive officers, and where there are exceptions, we will describe all material differences and provide an appropriate analysis thereof. We will also provide more specific disclosure and analysis relating to the determination of individual elements of compensation for the CEO and the other named executive officers throughout our CD&A to the extent material and necessary to understand the relevant officer’s compensation.
In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response:
See attached Exhibit A.

Exhibit A
Kennametal Inc. acknowledges that:

—	it is responsible for the adequacy and accuracy of the disclosure in the filing;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KENNAMETAL INC.

By:	/s/ Frank P. Simpkins

Name:	Frank P. Simpkins
Title:	VP & Chief Financial Officer
Date:	March 11, 2009